Exhibit 12.1

Statements re: Computation of Ratios

	Year Ended December 31,
	2012	2011	2010	2009	2008
Fixed charges(1)	$86,073	$89,265	$95,830	$115,707	$181,324
Preferred stock dividends	5,773	5,885	5,764	5,906	5,928

Combined fixed charges and preferred stock dividends	$91,846	$95,150	$101,594	$121,613	$187,252

Fixed charges	$91,846	$95,150	$101,594	$121,613	$187,252
Income (loss) from continuing operations	100,218	122,876	110,499	130,234	55,049

	$192,064	$218,026	$212,093	$251,847	$242,301

Deficiency	$0	$0	$0	$0	$0

Ratio of earnings to combined fixed charges and preferred stock dividends	2.09	2.29	2.09	2.07	1.29

(1)	Fixed charges consist of interest expense on all indebtedness.